SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                               Assure Energy, Inc.
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                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada

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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                                TABLE OF CONTENTS

      1.    Appointment of committee chairs and adoption of charters.

      2.    Adoption of Corporate Code of Business Conduct and Ethics.

      3.    Appointment of chief financial officer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  October 20, 2004               ASSURE ENERGY, INC.

                                       By: /s/ Harvey Lalach
                                           -------------------------------------
                                           Name:    Harvey Lalach
                                           Title:   President


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      1.    Appointment of committee chairs and charters.

      Effective October 13, 2004 we adopted charters for our Audit, Compensation, Corporate Governance and Oil and Gas Committees. Harvey Lalach was appointed to chair the Audit Committee and Oil & Gas Committee, James Golla to chair the Compensation Committee and Lisa Komoroczy to chair the Corporate Governance Committee.

      2.    Adoption of Corporate Code of Business Conduct and Ethics.

      Effective October 13, 2004 we adopted the following Corporate Code of Business Conduct and Ethics.

                  CORPORATE CODE OF BUSINESS CONDUCT AND ETHICS

                                       OF

                               ASSURE ENERGY, INC.
                                 (THE "COMPANY")

I     PURPOSE

      This Code of Business Conduct and Ethics (this "Code") provides a general statement of the Company's expectations regarding the ethical standards that each director, officer and employee should adhere to while acting on behalf of the Company. Each director, officer and employee is expected to read and become familiar with the ethical standards described in this Code and may be required, from time to time, to affirm his or her agreement to adhere to such standards by signing the Compliance Certificate that appears at the end of this Code.

II.   ADMINISTRATION

      The Company's Audit Committee is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Company, the business practices within the Company's industry, the Company's own business practices, and the prevailing ethical standards of the communities in which the Company operates. While the Company's Chief Executive Officer will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each director, officer and employee of the Company to comply with this Code.

III.  COMPLIANCE WITH APPLICABLE LAWS, RULES AND REGULATIONS

      The Company will comply with all laws and governmental regulations that are applicable to the Company's activities, and expects that all directors, officers and employees acting on behalf of the Company will comply with all laws, rules and regulations applicable to the Company wherever it does business. Specifically, the Company is committed to:


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      o     maintaining a safe and healthy work environment;

      o promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex or other factors that are unrelated to the Company's business interests;

      o supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

      o conducting its activities in full compliance with all applicable environmental laws;

      o keeping the personal political activities of the Company's directors, officers and employees separate from the Company's business. o prohibiting any illegal payments to any government officials or political party representatives of any country; and

      o complying with all applicable provincial, state and federal securities laws.

IV.   INSIDER TRADING

      Employees, officers, directors and consultants who have material non-public information about the Company or other companies, as a result of their relationship with the Company are prohibited by law and Company policy from trading in securities of the Company or such other companies, as well as from communicating such information to others who might trade on the basis of that information.

V.    CONFLICTS OF INTEREST; CORPORATE OPPORTUNITIES

      Directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the Company's interests. In particular, no director, officer or employee shall:

      o be consultant to, or a director, officer or employee of, or otherwise operate an outside business:

            - that markets products or services in competition with the Company's current or potential products and services;


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            -     that supplies products or services to the Company; or

            -     that purchases products or services from the Company;

      o have any financial interest, including stock ownership, in any such outside business that might create or give the appearance of a conflict of interest;

      o seek or accept any personal loan or services from any such outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

      o be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director's, officer's or employee's responsibilities with the Company;

      o accept any personal loan or guarantee of obligations from the Company, except to the extent such arrangements are legally permissible;

      o conduct business on behalf of the Company with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives; or

      o use the Company's property, information or position for personal gain.

      The appearance of a conflict of interest may exist if an immediate family member of a director, officer or employee of the Company is a consultant to, or a director, officer or employee of, or has a significant financial interest in, a competitor, supplier or customer of the Company, or otherwise does business with the Company.

      Directors and officers shall notify the Company's outside counsel and employees who are not directors or officers shall notify their immediate supervisor of the existence of any actual or potential conflict of interest.

VI.   CONFIDENTIALITY; PROTECTION AND PROPER USE OF THE COMPANY'S ASSETS

      Directors, officers and employees shall maintain the confidentiality of all information entrusted to them by the Company or its suppliers, customers or other business partners, except when disclosure is authorized by the Company or legally required.

      Confidential information includes (1) information marked "Confidential," "Private," "For Internal Use Only," or similar legends, (2) technical or scientific information relating to current and future products, services or research, (3) business or marketing plans or projections, (4) earnings and other internal financial data, (5) personnel information, (6) supply and customer lists and (7) other non-public information that, if disclosed, might be of use to the Company's competitors, or harmful to the Company or its suppliers, customers or other business partners.


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      To avoid inadvertent disclosure of confidential information, directors, officers and employees shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends.

      Directors, officers and employees are personally responsible for protecting those Company assets that are entrusted to them and for helping to protect the Company's assets in general.

      Directors, officers and employees shall use the Company's assets for the Company's legitimate business purposes only.

VII.  FAIR DEALING

      The Company is committed to promoting the values of honesty, integrity and fairness in the conduct of its business and sustaining a work environment that fosters mutual respect, openness and individual integrity. Directors, officers and employees are expected to deal honestly and fairly with the Company's customers, suppliers, competitors and other third parties. To this end, directors, officers and employees shall not:

      o make false or misleading statements to customers, suppliers or other third parties;

      o     make false or misleading statements about competitors;

      o solicit or accept from any person that does business with the Company, or offer to extend to any such person,

            -     cash of any amount; or

            - gifts, gratuities, meals or entertainment that could influence or reasonably give the appearance in influencing the Company's business relationship with that person or go beyond common courtesies usually associated with accepted business practice;

      o solicit or accept any fee, commission or other compensation for referring customers to third-party vendors; or

      o otherwise take unfair advantage of the Company's customers or suppliers, or other third parties, through manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.


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VIII. ACCURATE AND TIMELY PERIODIC REPORTS

      The Company is committed to providing investors with full, fair, accurate, timely and understandable disclosure in the periodic reports that it is required to file. To this end, the Company shall:

      o     comply with generally accepted accounting principles at all times;

      o maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

      o maintain books and records that accurately and fairly reflect the Company's transactions;

      o prohibit the establishment of any undisclosed or unrecorded funds or assets;

      o maintain a system of internal controls that will provide reasonable assurances to management that material information about the Company is made known to management, particularly during the periods in which the Company's periodic reports are being prepared; and

      o present information in a clear and orderly manner and avoid the use of legal and financial jargon in the Company's periodic reports.

IX.   REPORTING AND EFFECT OF VIOLATIONS

      Directors and officers shall report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Chairman of the Company's Audit Committee. Employees who are not directors or officers shall report such violations to their immediate supervisor. The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation.

      The Company's Audit Committee, with the assistance of the Company's outside counsel, will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case specific disciplinary action, which may include demotion or discharge.

X.    WAIVERS

      The provisions of this Code may be waived for directors or executive officers only by a resolution of the Company's independent directors. The provisions of this Code may be waived for employees who are not directors or executive officers by the Company's Chief Executive Officer. Any waiver of this Code granted to a director or executive officer will be publicly disclosed as required by the securities exchange or association on which the Company's securities are listed for trading. Any change in or waiver of this Code for senior financial officers will be publicly disclosed as required by the Securities Exchange Commission.


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3.    Appointment of chief financial officer.

      Effective October 18, 2004 we appointed Ying Yuen to serve as our chief financial officer, secretary and treasurer.


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